                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                         __________________

                            SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                         (Amendment No. 1)*

                   REPUBLIC COMPANIES GROUP, INC.
                          (Name of Issuer)

                    Common Stock, $0.01 Par Value
                   (Title of Class of Securities)

                              760349100
                           (CUSIP Number)

                           J. Travis Hain
                  Banc of America Capital Investors
                  Bank of America Corporate Center
                   100 N. Tryon Street, 25th Floor
                   Charlotte, North Carolina 28255
                           (704) 386-7839

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          December 7, 2006
       (Date of Event Which Requires Filing of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule  13G to report the  acquisition  that is the subject of this
Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),
13d-1(f) or 13d-1(g), check the following box. [   ]

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
                     ___________________________

     *The  remainder  of this  cover  page  shall be filled out for a reporting  person's  initial  filing on this form with respect to the
subject class of   securities,   and  for  any  subsequent  amendment
containing  information which would alter  disclosures  provided in a prior cover page.

     The  information  required on the  remainder  of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section
18 of the Securities  Exchange  Act  of  1934  ("Act")  or  otherwise subject  to the  liabilities  of that  section  of the Act but  shall be subject to  all  other  provisions  of the Act  (however,  see the
Notes).

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [X]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          Not applicable

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0?

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
                [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          PN
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [X]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          Not applicable

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          OO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [X]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          Not applicable

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          PN
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BACM I GP, LLC

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [X]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          Not applicable

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          OO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          J. TRAVIS HAIN

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [X]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          Not applicable

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          IN
   -----------------------------------------------------------

   .

     This Amendment No. 1 amends the statement on Schedule 13D, dated August 14, 2006 (the "Schedule 13D"), which amended the
Schedule 13G originally filed by the Reporting Persons on February
8, 2006, in respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Republic Companies Group, Inc.,
a Delaware corporation (the "Company").

     The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

     The information contained in Items 5(a)-(c) and 5(e) of the
Schedule 13D are hereby amended and reinstated in their entirety as follows:

(a)-(b)  The Reporting Persons beneficially own no shares of Common
Stock by virtue of the conversion of each of its shares of Common
Stock into the right to receive $20.40 in cash, without interest, in connection with the merger of Arrow Subsidiary Corporation, a
Delaware corporation ("Arrow Subsidiary") and wholly owned
subsidiary of Delek Capital US Inc. (f/k/a Arrow Capital US Inc.), a
Delaware corporation ("Delek Capital"), into the Company pursuant to the Agreement and Plan of Merger, dated as of August 4, 2006 (the
"Merger Agreement"), by and among Delek Capital, Arrow Subsidiary,
Delek Group Ltd., a corporation organized under the laws of Israel, and the Company.

(c)  Except as described in Item 6, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(e)  As of the effective time of the Merger on December 7, 2006, the
Reporting Persons ceased to be beneficial owners of more than five
(5) percent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings, or Relationships
         with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereto:

     On December 7, 2006, Arrow Subsidiary Corporation merged with and into the Company (the "Merger").  As a result of the Merger, all shares of Common Stock (other than those shares owned by holders of
Common Stock who properly perfected their appraisal rights under the
Delaware General Corporation Law) were converted into the right to receive $20.40 in cash, without interest.

Item 7.       Material to Be Filed as Exhibits

Exhibit  Name
24       Power of Attorney                     Filed
                                                herewith
99.1     Joint Filing Agreement, dated as of   Filed
         August 14, 2006 by and among the       herewith
         Reporting Persons

                              SIGNATURE

     After  reasonable  inquiry and to the best of the  knowledge and belief of each of the undersigned,  each of the undersigned certifies that the  information  set forth in this statement is true,  complete and correct.

Dated:  December 27, 2006

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:      Banc of America Capital Management SBIC, LLC, its general
   partner
     By: Banc of America Capital Management, L.P., its sole member
         By:  BACM I GP, LLC, its general partner

              By: /s/ Edward A. Balogh
                  Name:    Edward A. Balogh
                  Title:   Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
By:  Banc of America Capital Management, L.P., its sole member
     By: BACM I GP, LLC, its general partner

         By:  /s/ Edward A. Balogh
              Name:    Edward A. Balogh
              Title:   Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
By:  BACM I GP, LLC, its general partner

     By: /s/ Edward A. Balogh
         Name:         Edward A. Balogh
         Title:   Chief Financial Officer

BACM I GP, LLC

     By: /s/ Edward A. Balogh
         Name:         Edward A. Balogh
         Title:                 Chief Financial Officer

J. TRAVIS HAIN

By:  /s/ Edward A. Balogh
     Name:        Edward A. Balogh
     Capacity:    Pursuant to Power of Attorney dated August 3,
              2006, a copy of which is attached as Exhibit 24

                                                           Exhibit 24
                          POWER OF ATTORNEY

   Each of the undersigned hereby constitutes and appoints Ann H.
Browning, Edward A. Balogh, Jr. and Debra I. Cho his and its true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for the undersigned in any and all capacities to

(a)  sign for and on behalf of the undersigned any and all forms, documents, filings, schedules or reports (collectively,
      "Filings") required under Section 13 or Section 16(a) of the
      Securities Exchange Act of 1934 (the "Exchange Act"),
      including any Schedule 13D or 13G or Form 3, 4 or 5, that the undersigned may be required to make in connection with the undersigned's ownership, acquisition or disposition of
      securities of any company with a class of equity security
      registered pursuant to Section 12 of the Exchange Act of which the undersigned is a director, officer or beneficial owner of more than 10% of such class of equity security (each, an
      "Issuer");

(b)  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Filings and timely make such Filings with the
      Securities and Exchange Commission and any applicable stock exchange or similar authority;

(c)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally
      required by, the undersigned, it being understood that the
      Filings executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form as each such attorney-in-fact may approve in his or her discretion.

   Each of the undersigned (x) grants unto such attorneys-in-fact each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and (y) hereby ratifies and confirms all that such attorneys-in-fact (acting alone or through substitutes) may lawfully do or cause to be done by virtue hereof.  Each of the undersigned does hereby ratify and confirm all Filings heretofore made by such attorneys-in-fact on his and its behalf.

   Each of the undersigned acknowledges that the foregoing
attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's
responsibilities to comply with Section 13 or Section 16 of the
Securities Exchange Act of 1934.

   This Power of Attorney is valid and effective until the
undersigned are no longer required to make Filings with respect to the undersigned's ownership, acquisition or disposition of
securities of an Issuer, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                  *        *        *

Date: 8-3-06  /s/ J. Travis Hain                   [SEAL]
              J. Travis Hain

              BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
              By: Banc of America Capital Management SBIC, LLC,
                  its general partner
                  By:  Banc of America Capital Management, L.P.,
                       its sole member
                           By:  BACM I GP, LLC, its general partner

                           By: /s/ J. Travis Hain
                                  Name:  J. Travis Hain
                                  Title: Managing Member

              BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
              By: Banc of America Capital Management, L.P.,
                  its sole member
                  By:  BACM I GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
              By: BACM I GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BACM I GP, LLC

              By: /s/ J. Travis Hain
                  Name:    J. Travis Hain
                  Title:   Managing Member

              BA CAPITAL COMPANY, L.P.
              By: BA SBIC Management, LLC, its general partner
                  By:  BA Equity Management, L.P., its sole member
                       By: BA Equity Management GP, LLC, its general
              partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Manging Member

              BA SBIC MANAGEMENT, LLC
              By: BA Equity Management, L.P., its sole member
                  By:  BA Equity Management GP, LLC, its general
              partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BA EQUITY MANAGEMENT, L.P.
              By: BA Equity Management GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BA EQUITY MANAGEMENT GP, LLC

              By: /s/ J. Travis Hain
                  Name:    J. Travis Hain
                  Title:   Managing Member

              BA EQUITY INVESTMENT COMPANY, L.P.
              (successor-in-interest to NationsBanc Investment
              Corporation)
              By: BA Equity Management, L.P., its general partner
                  By:  BA Equity Management GP, LLC, its general
              partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

Exhibit 99.1

                       JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT, dated as of the 27th day of
December, 2006, between (i) Banc of America Capital Investors SBIC,
L.P., (ii) Banc of America Capital Management SBIC, LLC, (iii) Banc
of America Capital Management, L.P., (iv) BACM I GP, LLC and (v) J.
Travis Hain (collectively, the "Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d)
of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the
mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1.   The Schedule 13D with respect to the Common Stock, par
value
$ 0.01 per share, of Republic Companies, Inc. (to which this Joint
Filing Agreement is an exhibit) is filed on behalf of each of the
Joint Filers.

         2.   Each of the Joint Filers is eligible to use Schedule
13D for the filing of information therein.

         3.   Each of the Joint Filers is responsible for the timely
filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         4.   This Joint Filing Agreement may be executed in one or
more counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has caused this
Joint Filing Agreement to be duly executed and delivered as of the date first above written.

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:      Banc of America Capital Management SBIC, LLC, its general
   partner
     By: Banc of America Capital Management, L.P., its sole member
         By:  BACM I GP, LLC, its general partner

              By: /s/ Edward A. Balogh
                  Name:    Edward A. Balogh
                  Title:   Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
By:  Banc of America Capital Management, L.P., its sole member
     By: BACM I GP, LLC, its general partner

         By:  /s/ Edward A. Balogh
              Name:    Edward A. Balogh
              Title:   Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
By:  BACM I GP, LLC, its general partner

     By: /s/ Edward A. Balogh
         Name:         Edward A. Balogh
         Title:   Chief Financial Officer

BACM I GP, LLC

     By: /s/ Edward A. Balogh
         Name:         Edward A. Balogh
         Title:                 Chief Financial Officer

J. TRAVIS HAIN

By:  /s/ Edward A. Balogh
     Name:        Edward A. Balogh
     Capacity:    Pursuant to Power of Attorney dated August 3,
              2006, a copy of which is attached as Exhibit 24